MINUTES OF REGULAR AND SPECIAL MEETINGS OF COMPANHIA SIDERÚRGICA NACIONAL JOINTLY HELD ON APRIL 29, 2003 AND DRAWN UP AS SUMMARY

1.     Date, place and time: April 29, 2003, at 10:00 a.m. at the company headquarters, at Rua Lauro Muller, 116, Room 3702, Botafogo, Rio de Janeiro.

2.     Call: Announcements published in Jornal do Commercio, Gazeta Mercantil and in the Rio de Janeiro State Official Gazette on April 11, 15 and 24, 2003. Said announcements are on the table at the disposal of the interested parties, the reading and transcription thereof being hereby waived.

3.     Present: Shareholders representing more than 51% of the voting capital as proven by the signatures appearing in the Shareholders’ Attendance Book, as well as of the representative of Deloitte Touche Tohmatsu, Mr. Amauri Froment Fernandes, of the representative of Consult – Consultoria, Engenharia e Avaliações, Mr. Luiz Antonio Geradi, of the permanent member of the Supervisory Audit Commmittee, Dr. Ademir José Scarpin, the Executive Officer – New Businesses, Dr. José Paulo de Oliveira Alves and Executive Officer of Operations, Albano Chagas Vieira.

4.     Chair: Under terms of Article 18, Item II of the Corporate By-laws, the meeting was presided by the Chairman of the Board of Directors, Dr. Benjamin Steinbruch who invited Dr. Cláudia Silva Araújo de Azerêdo Santos to act as Secretary of the meeting.

5.     Deliberations: 5.1 – Unanimously approved that these Minutes be drawn up as summary and that its publication be made with the omission of the signatures of the attending Shareholders, as provided for respectively by Paragraphs One and Two of Article 130 of Law Number 6.404/76. 5.2 – Unanimously approved the waiver of the reading of the Financial Statements, the Management’s Report and the Independent Auditors’ Opinion, since the attending shareholders had already acknowledged these documents. Unanimously approved, with abstention of voting by Shareholder Ishares MSCI Brazil (Free) Index Fund, the Management’s Accounts, the Financial Statements and the Management’s Report referring to the corporate period ended on December 31, 2002 published in Jornal do Commercio, Gazeta Mercantil and in Rio de Janeiro State Official Gazette on 03.27.2003. Shareholders José Teixeira e Oliveira and Gilberto Souza Esmeraldo made it to be recorded their votes of praise to the Company’s Management. 5.3 – Unanimously ratified the payment approved by the Company’s Board of Directors on 04/12/2002, of Fifty million reais (R$50,000,000.00), by way of interest on equity. Given the existence of a profit reserve in sufficient amount for that, it was unanimously approved the Management’s proposal of distribution of (i) Two hundred and ninety-three million, four hundred and eighty-two thousand reais (R$293,482,000.00) by way of interest on equity, corresponding to the gross amount of R$4.091524 per lot of thousand shares, which, subject to Income Tax at tax rate of 15%, shall provide to the shareholders enrolled on this date in the records of the depository institution, the net amount of R$3.477795 per lot of thousand shares; and (ii) Five hundred and six million, one hundred and thirty eight thousand, one hundred and twelve reais and eighty three cents (R$506,138,112.83), by way of dividends, corresponding to the amount of R$7.056229 per lot of thousand shares, both related to results of previous periods. Interest on equity and dividends referred to in items (i) and (ii) above shall be paid with no currency indexation as of (including) June 11, 2003. 5.4 – Unanimously approved that the Board of Directors be formed by seven (7) members. Under provision of Article 13, § 2 of Corporate Bylaws, it was first elected the Shareholder Antonio Francisco dos Santos, Brazilian, married, business manager, holder of Identity Card IFP number 1.307.360, enrolled at CPF/MF under number 112.375.706-20, residing and domiciled at Rua Artur Luiz Correa no. 753, in the City of Volta Redonda, RJ, appointed by Clube de Investimento CSN. Forthwith the following shareholders were elected Benjamin

Companhia Siderúrgica Nacional

Sede : Rua Lauro Müller, nº 116 / 36º andar e salas 3402 e 3702 Botafogo — cep 22299-900 — Rio de Janeiro – RJ fone (021) 586-1500 / fax (021) 586-1400 / telex (021) 2305	Usina Presidente Vargas : Rua 21, nº 10 — Vila Santa Cecília cep 27269-900 — V. Redonda — RJ fone (024) 344-6000 / fax (024) 342-7060 / telex 223746

Steinbruch, Brazilian, married, industrialist, holder of Identity Card number SSP/SP -3.627.815-4, enrolled at CPF/MF under number 618.266.778-87, residing and domiciled at Av. Morumbi, 1095, in the City of são Paulo, SP; Jacks Rabinovich, Brazilian, married, industrialist, holder of Identity Card number SSP/SP — 1.179.678, enrolled at CPF/MF under number 011.495.638-34, residing and domiciled at Rua Prof. Arthur Ramos, 405, 14th floor in the City of São Paulo, SP; Mauro Molchansky, Brazilian, married, economist, holder of Identity Card number IFP/RJ — 03.757.956-2, enrolled at CPF/MF under number 721.527.028-91, residing and domiciled at Rua Almirante Guilhem, 85, apt. 901, in the City of Rio de Janeiro, RJ; Edmar Lisboa Bacha, Brazilian, married, economist, holder of Identity Card Number SS/RJ — 02641842-6, enrolled at CPF/MF under number 095.698.717-68, residing and domiciled at Rua Sambaíba, 238, apt. 302, in the City of Rio de Janeiro, RJ; Fernando Perrone, Brazilian, married, lawyer, holder of Identity Card Number IFP — 2.048.837, enrolled at CPF under number 181.062.347-20, residing and domiciled at Rua Engenheiro Álvaro Niemeyer, 159, in the City of Rio de Janeiro, RJ; and Dionísio Dias Carneiro Netto, Brazilian, legally separated, economist, holder of Identity Card Number IFP/RJ 1.887.610, enrolled at CPF/MF under number 060.011.061-34, residing and domiciled at Rua Sambaíba, 587, apt. 802, in the City of Rio de Janeiro, RJ. Thus the Company Board of Directors is formed by Messrs. Antonio Francisco dos Santos, Benjamin Steinbruch, Jacks Rabinovich, Mauro Molchansky, Edmar Lisboa Bacha, Fernando Perrone and Dionísio Dias Carneiro Netto, all with term of office until the Annual Meeting of 2004. The Directors now elected hereby declare that they are cleared under Article 147 of Law Number 6.404/76 as amended by Law Number10.303/01, and CVM Instruction Number 367/02. Messrs. Vagner Laerte Ardeo and Estáquio Coelho Lotte received votes of thanks for their relevant services to the Company. 5.5 – Approved by majority, having Shareholders The Rockefeller Foundation and Caisse de Depot et Placement du Quebec submitted their negative vote, the establishment of the annual aggregate compensation of the managers in the amount of eleven million reais (R$11,000,000.00), which form of distribution shall be set forth by the Board of Directors. 5.6 – Unanimously approved the ratification of decisions by the Executive Board of 02.17.2003 and by the Board of Directors of 03.26.2003, to appoint the company Consult – Consultoria, Engenharia e Avaliações to proceed with the reassessment of the Iron Ore Mine called “Casa de Pedra”, of machinery, equipment, facilities, buildings and land of the Company; 5.7 – Unanimously approved with abstention by Shareholders Luxor Fundo de Investimento Financeiro, Opportunity x Fundo de Investimento em Ações, Opportunity Institucional Fundo de Investimento em Ações, Opportunity Kronus Fundo de Investimento em Ações, Opportunity Fund, Opportunity Lógica II Fundo de Investimento em Ações, Opportunity GEAP Fundo de Investimento em Ações, Opportunity I Fundo de Investimento em Ações, OPP I Fundo de Investimento em Ações, Opportunity Copel Fundo de Investimento em Ações, Opportunity Lógica II Institucional Fundo de Investimento em Ações, the Reassessment Report prepared by the company Consult – Consultoria, Engenharia e Avaliações, that assigns to the lands, buildings, machinery, equipment, facilities of operational units of Volta Redonda, Casa de Pedra and Arcos, to the deposits of Iron Ore Mine called Casa de Pedra, and to the Company’s operational support real estate properties the total value of Ten billion, four hundred and ninety three million, seven hundred and seventy seven thousand, three hundred and sixty nine reais and ninety cents (R$10,493,777,369.90), which represents an addition of Four billion, sixty eight million, five hundred and fifty nine thousand, one hundred and fifty three reais and twenty one cents (R$4,068,559,153.21, and consequently authorized the recognition of the new assessment value in the Company assets accounts on 04.29.2003, so that the total value of said assets is altered from Six billion, four hundred and twenty five million, two hundred and eighteen thousand, two hundred and sixteen reais and sixty nine cents (R$6,425,218,216.69) to Ten billion, four hundred and ninety three million, seven hundred and seventy seven thousand, three hundred and sixty nine reais and ninety cents (R$10,493,777,369.90). Thus it was hereby authorized that portion of the reassessment reserve annually made would be added to the net profit as of (including) the year of 2003, for purposes of basis of calculation of dividends. Said Assessment Report is filed at the

Companhia Siderúrgica Nacional

Sede : Rua Lauro Müller, nº 116 / 36º andar e salas 3402 e 3702 Botafogo — cep 22299-900 — Rio de Janeiro – RJ fone (021) 586-1500 / fax (021) 586-1400 / telex (021) 2305	Usina Presidente Vargas : Rua 21, nº 10 — Vila Santa Cecília cep 27269-900 — V. Redonda — RJ fone (024) 344-6000 / fax (024) 342-7060 / telex 223746

Company headquarters. 5.8 – It was unanimously approved to maintain the legal publications of the Company in the Rio de Janeiro State Official Gazette (Section V), in Jornal do Commércio and in Gazeta Mercantil (national edition). And as there was no further business, the meeting was adjourned for the time required to draw up these Minutes. Once the meeting was reopened, these Minutes were read, found accordingly and by the Chairman, by the Secretary and all attending Shareholders. Rio de Janeiro, April 29, 2003. I hereby certify that this document is a true copy of the original drawn up in proper book.

Cláudia de Azeredo Santos
General Counsel

Companhia Siderúrgica Nacional

Sede : Rua Lauro Müller, nº 116 / 36º andar e salas 3402 e 3702 Botafogo — cep 22299-900 — Rio de Janeiro – RJ fone (021) 586-1500 / fax (021) 586-1400 / telex (021) 2305	Usina Presidente Vargas : Rua 21, nº 10 — Vila Santa Cecília cep 27269-900 — V. Redonda — RJ fone (024) 344-6000 / fax (024) 342-7060 / telex 223746